SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Financial Statements with
Report of Independent Auditors
on Limited Review

Embratel Participações S.A.

September 30, 2004

EMBRATEL PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW

September 30, 2004

A free translation from Portuguese into English of Report of Independent Auditors on Limited Review of Quarterly Financial Information expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS ON
LIMITED REVIEW OF QUARTERLY FINANCIAL INFORMATION - ITR

To the Board of Directors and Shareholders
Embratel Participações S.A.

1.

We have carried out a limited review of the Quarterly Financial Information (ITR) of Embratel Participações S.A. for the quarter ended September 30, 2004, including the balance sheet, the statement of income, comments on the Company’s performance and other relevant information, parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

2.

Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the quarterly information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3.

Based on our limited review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities Commission - CVM.

4.

The Quarterly Financial Information for the periods ended June 30, 2004 and September 30, 2003, presented for comparison purposes, were reviewed by other independent auditors, whose limited review reports thereon, dated July 20, 2004 and October 31, 2003, respectively, were unqualified. The financial statements for the year ended December 31, 2003 were audited by the same independent auditors, whose report thereon, dated, March 17, 2004, was unqualified.

Rio de Janeiro, October 18, 2004

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O-6 - F - RJ

Pedro Lucio Siqueira Farah	Fernando Alberto S. de Magalhães
Accountant CRC-1SP 097.880/O-3-S – RJ	Accountant CRC-1SP 133.169/O-0-S – RJ

A free translation from Portuguese into English of Limited Review of Quarterly Financial Information expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
September 30, 2004 and June 30, 2004
(In thousands of Brazilian reais)

		Unaudited

		Company		Consolidated

ASSETS	Notes	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

CURRENT ASSETS		14,665	14,956	3,525,585	3,836,571

Cash and cash equivalents	14	4,033	3,686	803,740	968,820
Trade accounts receivable	15	-	-	1,567,421	1,691,438
Deferred and recoverable taxes	16	10,616	11,064	847,640	888,799
Other current assets		16	206	306,784	287,514

NONCURRENT ASSETS		12,516	12,516	1,432,575	1,369,395

Deferred and recoverable taxes	16	-	-	973,405	919,273
Judicial deposits		12,516	12,516	412,503	407,846
Other noncurrent assets		-	-	46,667	42,276

PERMANENT ASSETS		4,843,332	4,853,467	6,896,443	7,073,254

Investments	17	4,843,332	4,853,467	40,202	43,601
Property, plant and equipment	18	-	-	6,759,611	6,930,185
Deferred assets	19	-	-	96,630	99,468

TOTAL ASSETS		4,870,513	4,880,939	11,854,603	12,279,220

		Unaudited

		Company		Consolidated

LIABILITIES	Notes	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

CURRENT LIABILITIES		69,290	65,082	4,194,601	3,878,827

Loans and financing	22	-	-	1,467,569	1,265,505
Accounts payable and accrued expenses	20	39	207	1,689,634	1,689,567
Taxes and contributions	21	12	11	489,363	445,034
Dividends payable		12,304	12,283	12,357	12,336
Personnel, charges and social benefits		18	-	112,399	104,991
Employees' profit sharing		-	-	33,330	51,188
Provision for contingencies	23	-	-	182,770	86,272
Actuarial liabilities – Telos	24	-	-	69,407	65,469
Related party liabilities	26	-	1,694	-	4,731
Other current liabilities		56,917	50,887	137,772	153,734

NONCURRENT LIABILITIES		62,310	13,431	2,554,691	3,234,517

Loans and financing	22	-	-	2,177,565	2,855,999
Actuarial liabilities – Telos	24	-	-	319,723	321,053
Taxes and contributions	21	12,516	12,516	51,872	51,934
Related party liabilities		48,879	-	-	-
Funds for capital increase and other liabilities		915	915	5,531	5,531

DEFERRED INCOME		-	-	124,653	131,368

MINORITY INTEREST		-	-	241,745	232,082

SHAREHOLDERS' EQUITY	25	4,738,913	4,802,426	4,738,913	4,802,426

Capital stock paid-in		2,273,913	2,273,913	2,273,913	2,273,913
Profit reserves		2,620,022	2,620,022	2,620,022	2,620,022
Treasury stock		(18,178)	(27,415)	(18,178)	(27,415)
Accumulated losses		(136,844)	(64,094)	(136,844)	(64,094)

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		4,870,513	4,880,939	11,854,603	12,279,220

See accompanying notes.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
For the nine-month periods ended September 30, 2004 and 2003
(In thousands of Brazilian reais, except for net income (loss) per thousand outstanding shares)

		Unaudited

		Company		Consolidated

		September 30		September 30

	Notes	2004	2003	2004	2003

GROSS OPERATING REVENUE
Telecommunications services and
sale of equipment		-	-	7,225,937	6,712,929
Gross revenue deductions		-	-	(1,751,545)	(1,543,649)

Net operating revenue	5	-	-	5,474,392	5,169,280
Cost of services and goods sold	6	-	-	(3,772,024)	(3,468,043)

Gross profit		-	-	1,702,368	1,701,237

OPERATING REVENUES (EXPENSES)		(127,662)	151,425	(1,532,577)	(1,265,576)

Selling expenses	7	-	-	(649,972)	(585,264)
General and administrative expenses	8	(4,419)	(3,148)	(905,482)	(740,388)
Other operating revenues (expenses), net	9	(579)	(7)	22,877	60,076
Equity in earnings (losses) and provision for
capital deficiency of subsidiaries		(122,664)	154,580	-	-

OPERATING INCOME (LOSS) BEFORE
FINANCIAL INCOME (EXPENSE)		(127,662)	151,425	169,791	435,661
Financial income (expense)	10	914	3,335	(325,750)	5,227

OPERATING INCOME (LOSS)		(126,748)	154,760	(155,959)	440,888
Extraordinary non-operating income – ILL	11	-	-	106,802	-
Other non-operating income (expense), net	12	-	29	(10,085)	(166,024)

INCOME (LOSS) BEFORE TAXES AND
MINORITY INTEREST		(126,748)	154,789	(59,242)	274,864
Income tax and social contribution	13	2,472	(35)	(42,220)	(95,088)
Minority interest		-	-	(24,734)	(25,237)

NET INCOME (LOSS) FOR THE PERIOD		(124,276)	154,754	(126,196)	154,539

QUANTITY OF OUTSTANDING
SHARES (IN THOUSANDS)		332,791,157	332,669,911

NET INCOME (LOSS) PER THOUSAND
OUTSTANDING SHARES IN R$		(0.37)	0.46

See accompanying notes.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
September 30, 2004 (unaudited)
(Amounts in thousands, except as otherwise indicated)

1. History and Operating Overview

Embratel Participações S.A. (“Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 - General Telecommunications Law - based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. - Telebrás, as approved in the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda., Brazilian subsidiary of WorldCom, Inc. (“MCI”).

On July 23, 2004, through an agreement between MCI and Teléfonos de México, S.A. de C.V. (“Telmex”), a company incorporated in Mexican, Telmex acquired, through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC., the entire direct and indirect participation held by MCI in the capital stock of Startel Participações Ltda. and New Startel Participações Ltda., the controlling shareholders of the Company. This operation was approved by the US Bankruptcy Court Judge and by Anatel in the second quarter of 2004, and is pending a final decision by the Conselho de Defesa Econômica – CADE. Telmex assumed management of the Company on July 23, 2004.

Embratel Participações S.A. holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. - Embratel, which primarily provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005. The right to renew this license for an additional 20-year term is subject to additional applicable costs and to Anatel’s regulations.

The operations of the Company and its subsidiaries are regulated by Anatel, which is the regulatory authority for the Brazilian telecommunications market, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

2. Presentation of Financial Statements

The individual and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários).

Certain reclassifications were made in the income statement related to the nine-month period ended September 30, 2003, in order to present it consistently with the reported figures for 2004.

3. Principal Accounting Practices

The financial statements were prepared using accounting practices and principles consistent with those of the financial statements as of December 31, 2003, published on March 18, 2004.

4. Consolidation Procedures

In the consolidated financial statements, all transactions between the Company and its subsidiaries have been eliminated, as applicable. Additionally, minority interest has been recorded to reflect such participation.

The consolidated financial statements as of September 30 and June 30, 2004 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, through direct or indirect participation in voting capital share, as follows:

%

Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8
Star One S.A.	80.0
BrasilCenter Comunicações Ltda.	100.0
Click 21 Comércio de Publicidade Ltda.	100.0
CT Torres Ltda.	100.0
Embratel Americas, Inc.	100.0
Embratel Chile S.A.	100.0
Embratel Internacional S.A.	100.0
Embratel Uruguay S.A.	100.0
Palau Telecomunicações Ltda.	100.0
Gollum Investments, Inc.	100.0
Vésper Holding S.A.	100.0
Vésper Holding São Paulo S.A.	100.0
Avantis Investments, Inc.	100.0
Participation Investment, Inc. (1)	100.0
Ponape Telecomunicações Ltda.	100.0
Vega 21 Participações Ltda.	100.0
Vetel 21 Participações Ltda.	100.0
Goriot Investments, Inc.	100.0
Virtua Investments, Inc.	100.0

(1)	The dissolution of this subsidiary occurred on October 1, 2004.

5. Net Operating Revenue

	Consolidated

	September 30,

	2004	2003

Voice
Domestic long-distance	3,011,248	2,957,452
International long-distance	566,161	644,683

	3,577,409	3,602,135
Data & Internet
Corporate and other	1,163,552	1,262,430
Telecommunications companies	108,424	68,180

	1,271,976	1,330,610

Local services	454,954	51,802

Other services	170,053	184,733

Total	5,474,392	5,169,280

6. Cost of Services and Goods Sold

	Consolidated

	September 30,

	2004	2003

Interconnection/facilities	(2,513,167)	(2,364,630)
Depreciation and amortization	(741,248)	(731,015)
Personnel	(185,757)	(157,377)
Third-party services (*)	(172,240)	(166,657)
Other	(159,612)	(48,364)

Total	(3,772,024)	(3,468,043)

(*)	Refers, substantially, to the installation and maintenance of telecommunications equipment and public services (energy).

7. Selling Expenses

	Consolidated

	September 30,

	2004	2003

Allowance for doubtful accounts	(271,360)	(271,272)
Personnel	(206,139)	(174,376)
Third-party services (*)	(163,939)	(129,905)
Depreciation and amortization	(2,573)	(2,853)
Other	(5,961)	(6,858)

Total	(649,972)	(585,264)

(*)	Refers, substantially, to marketing, advertisement, advisory and consulting expenses.

8. General and Administrative Expenses

	Company		Consolidated

	September 30,		September 30,

	2004	2003	2004	2003

Third-party services (1)	(3,561)	(2,706)	(403,109)	(376,747)
Depreciation and amortization	-	-	(122,910)	(131,125)
Personnel (2)	(271)	(217)	(228,330)	(105,736)
Taxes	(583)	(222)	(85,186)	(55,451)
Employees’ profit sharing	-	-	(38,491)	(34,865)
Other	(4)	(3)	(27,456)	(36,464)

Total	(4,419)	(3,148)	(905,482)	(740,388)

(1)	Refers, substantially, to maintenance and cleaning of installations, public and information technologies services, printing and postage of invoices, auditing and consulting expenses.

(2)

Since 2000, the subsidiary Embratel has a “Plan for Retention of Executives and Strategic Employees”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. The participants of the plan would have the right to a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of the subsidiary Embratel. Due to the change in the shareholding control, the subsidiary Embratel paid to executives, during the first semester of 2004, such indemnities in the amount of, approximately, R$92,000 The amounts paid to statutory officers who remained with subsidiary Embratel comply with the total amount of the global compensation package approved by the General Shareholder’s Meeting of 2004.

9. Other Operating Revenues (Expenses)

	Company		Consolidated

	September 30,		September 30,

	2004	2003	2004	2003

Interconnection cost recovery (*)	-	-	65,647	-
FUST recovery (Note 16.a)	-	-	37,902	-
COFINS recovery	-	-	14,124	17,736
ICMS recovery	-	-	3,835	13,609
Contractual fines	-	-	-	12,242
Provision for contingencies (Note 23)	-	-	(108,936)	-
Other	(579)	(7)	10,305	16,489

Total	(579)	(7)	22,877	60,076

(*)

In view of the decision by the Special Tribunal of the Higher Court of Justice, issued in a session held on July 1, 2004, which supported the Company’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, the subsidiary Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

10. Financial Income (Expense)

	Company		Consolidated

	September 30,		September 30,

	2004	2003	2004	2003

Financial income-
Interest on temporary investments and other	1,455	3,491	210,623	182,462
Monetary variation – credit	-	-	1,155	1,168
Exchange variation – assets	408	5	8,926	(91,487)

Subtotal	1,863	3,496	220,704	92,143

Financial expense-
Financial charges (*)	(949)	(161)	(437,259)	(365,968)
Monetary variation – charge	-	-	(28,092)	(44,460)
Exchange variation – liabilities	-	-	(81,103)	323,512

Subtotal	(949)	(161)	(546,454)	(86,916)

Total	914	3,335	(325,750)	5,227

(*)	Refers, mainly, to interest expenses on loans.

In the nine-month period ended September 30, 2004, the US dollar devalued by 1.06% (devalued by 17.26% in the same period of 2003) against the Brazilian real, and the Japanese Yen devalued by 3.76% against the Brazilian Real (devalued by 12.08% in the same period of 2003), resulting in an exchange variation expense in the amount of R$81,103 in the period (recovery of exchange variation expense of R$323,512 in 2003), net of results from hedge contracts recorded during the period (income of R$93,298 in 2004 and expense of R$361,973 in 2003).

11. Extraordinary Non-Operating Income - ILL

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido) and, during this period, the Company’s subsidiary Embratel regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other tax payers to go to court. In 1999 the subsidiary Embratel filed a lawsuit and obtained an injunction in order to get a tax credit. This amount was offset against income tax payable of such subsidiary from May 1999 to July 2001.

In 2002, the subsidiary Embratel, based on final decision by the Higher Courts, recognized the revenue corresponding to the principal amount of the aforementioned liability, under the caption “Extraordinary Non-operating Income”. The revenue of R$106,802 corresponding to the purge of inflationary gains was recognized in the second quarter of 2004 under the same caption, after the final decision that was issued by Higher Court of Justice.

12. Other Non-Operating Income (Expense), Net

	Consolidated

	September 30,

	2004	2003

Revenues
Proceeds from sale of permanent assets	10,865	4,431
Other	4,475	11,174
Expenses
Write-off of permanent assets (*)	(25,425)	(135,953)
Withholding income tax on remittances to foreign
Telecommunications companies (Note 23.2.g)	-	(39,462)
Other	-	(6,214)

Total	(10,085)	(166,024)

(*)

In 2003, it refers, primarily, to the goodwill from the acquisition of Acessonet Ltda., in the amount of R$101,489, and provision for loss of R$18,679, related to the sale of 100% of the participation in Intelsat Ltd.

13. Income Tax and Social Contribution on Profits

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9%.

On September 30, 2004, the subsidiary Embratel had R$1,065,501 of tax loss carryforwards (R$1,244,822 on September 30, 2003) and R$939,637 of negative basis of social contribution (R$1,107,035 on September 30, 2003), which will be used as provided by Law No. 8,981, which limits the offset of accumulated tax losses and negative basis of social contribution to 30% (thirty percent) of taxable income in each fiscal year.

As of September 30, 2004, the subsidiaries Vésper S.A. and Vésper São Paulo S.A. had a combined tax loss carryforward and negative basis of social contribution of approximately R$6,293,294. Considering that these subsidiaries do not have taxable income and due to the uncertainties as to the realization of such tax credits, they were not recognized in the financial statements.

13.1. Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, net of the deferred tax credits (expenses). The consolidated deferred income tax and social contribution credit for the nine-month period ended September 30, 2004 totals R$22,751 (expense of R$37,918 in the same period of 2003), calculated on the allowance for doubtful accounts, tax loss carryforwards and negative basis of social contribution, temporarily non-deductible taxes and expenses, as well as other temporarily non-taxable revenues (Note 16).

Breakdown of Income Tax and Social Contribution Income (Expenses)

	Company		Consolidated

	September 30,		September 30,

	2004	2003	2004	2003

Current
Social contribution	-	(13)	(17,120)	(15,137)
Income tax	-	(22)	(47,851)	(42,033)

Total current expense	-	(35)	(64,971)	(57,170)

Deferred
Social contribution	654	-	6,743	(10,038)
Income tax	1,818	-	16,008	(27,880)

Total deferred income	2,472	-	22,751	(37,918)

Total	2,472	(35)	(42,220)	(95,088)

The current income tax and social contribution expenses, reported in the statements of income for the nine-month period ended September 30, 2004 and 2003, arises, substantially, from the subsidiary Star One S.A.

13.2. Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates in relation to the amounts recorded, is shown below:

	September 30,

	Company		Consolidated

	2004	2003	2004	2003

Income (loss) before taxes and minority interest	(126,748)	154,789	(59,242)	274,864

Social contribution credit (expense) loss at nominal rate	11,407	(13,931)	5,332	(24,738)
Rate adjustments to obtain effective rate
Social contribution on amortization of goodwill from
merger	-	-	(1,785)	(1,785)
Tax credits not recorded due to the CVM 371 (**)	(367)	-	(11,604)	-
Favorable decision on ILL lawsuit (Note 11)	-	-	3,513	-
Sundry permanent additions and exclusions (*)	(10,386)	13,918	(5,833)	1,348

Social contribution credit (expense) on statement of income	654	(13)	(10,377)	(25,175)

Income tax credit (expense) at nominal rate	31,687	(38,697)	14,810	(68,716)
Rate adjustments to obtain effective rate
Income tax on amortization of goodwill from merger	-	-	(4,958)	(4,958)
Tax credits not recorded due to the CVM 371 (**)	(869)	-	(32,224)	-
Favorable decision on ILL lawsuit (Note 11)	-	-	9,757	-
Sundry permanent additions and exclusions (*)	(29,000)	38,675	(19,228)	3,761

Corporate income tax credit (expense) per statement of
income	1,818	(22)	(31,843)	(69,913)

Income tax and social contribution on profits (losses)	2,472	(35)	(42,220)	(95,088)

(*)

Sundry permanent additions and exclusions at the Parent Company are, substantially, related to equity method results on investments, and, in the consolidated statements of 2004, they correspond, mainly, to the expenses related to the plan for retention of executives (Note 8).

(**)

Refers, mainly, to the loss of subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., for the nine-month period ended September 30, 2004, for which the related tax credits are not recorded, due to uncertainties as to the their realization.

14. Cash And Cash Equivalents

	Company		Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

Cash and bank deposits	340	492	102,691	89,951
Foreign short-term investments	-	-	192,388	208,231
Marketable securities	3,693	3,194	508,661	670,638

Total	4,033	3,686	803,740	968,820

Marketable securities are represented primarily by investment funds quotas and fixed income bonds. The investments abroad constitute short-term financial applications and are derived from mutual traffic revenues received from international operators.

15. Trade Accounts Receivable

	Consolidated

	September 30, 2004	June 30, 2004

Voice services	2,894,195	2,987,932
Data, telecom operators and other services	654,141	630,827
Foreign administrators	201,300	169,950

Subtotal	3,749,636	3,788,709
Allowance for doubtful accounts	(2,182,215)	(2,097,271)

Total	1,567,421	1,691,438

The Company monitors its past due accounts receivables and records the allowance for doubtful accounts, primarily, for the amounts past due over 90 days, related to basic voice, advanced voice, data and other services. Until June 30, 2004, the Company had been recognizing an allowance for doubtful accounts beginning on the first day after the due date, and gradually increasing it to reflect any deterioration in the aging of the receivables, reserving 100% of the amounts past due over 120 days.

The Company keeps making intensive use of systems for management of billing and collections processes and for blocking calls on lines being used by delinquent or fraudulent customers. These systems have resulted in a reduction of uncollectible charges by the subsidiary Embratel.

16. Deferred and Recoverable Taxes

	Company		Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

Deferred income tax and social contribution assets
Provision for write-off of property, plant and
equipment/accelerated depreciation	-	-	21,585	19,300
Tax loss carryforwards	-	-	266,375	264,973
Negative basis of social contribution	-	-	84,567	84,061
Allowance for doubtful accounts	-	-	647,981	620,859
Goodwill on acquisition of investment	-	-	11,242	13,487
Cofins/PIS – temporarily non-deductible	1,872	1,872	30,402	30,402
Other deferred taxes (provisions)	3,310	3,310	192,563	178,822

Subtotal	5,182	5,182	1,254,715	1,211,904

Withholding income tax (IRRF)	4,803	5,251	60,954	105,889
Recoverable income tax/social contribution	631	631	23,945	24,509
Value-added goods and services tax – ICMS	-	-	280,013	277,038
Tax on net income – ILL (Note 11)	-	-	108,288	106,802
FUST (a)	-	-	62,171	60,725
FUNTTEL	-		1,257	1,446
Other	-	-	29,702	19,759

Total	10,616	11,064	1,821,045	1,808,072

Current	10,616	11,064	847,640	888,799

Noncurrent	-	-	973,405	919,273

Deferred taxes were recorded based on the assumption of future realization, as follows:

- Tax loss carryforwards and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

- Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One S.A., in a 5-year term, to be finished by 2006.

- Other temporary differences: realization will occur with the payment of accrued provisions, the actual write-off of underlying doubtful accounts or any other event that realizes the loss.

In accordance with the CVM Instruction No. 371/02, the estimated realization of the tax credits of the subsidiary Embratel is as follows:

Year/Period

October to December 2004	48,186
2005	190,932
2006	251,540
2007	233,697
2008 to 2012	506,903

Total	1,231,258

In order to comply with Article 7, I, of CVM Instruction No. 371, the subsidiary Embratel did not recognize deferred tax assets in the approximate amount of R$66,000 originated from temporary differences because, according to the Company’s estimates, the future realization of these credits is expected to occur in a period above 10 years.

(a) Recovery of the FUST Contribution

In December 2003, Anatel issued an Official Letter establishing that interconnection costs are deductible from the calculation basis of the Contribution destined to the Telecommunications Systems Universalization Fund (FUST).

During the second quarter of 2004, the subsidiary Embratel completed a review of the calculation basis of the referred Contribution and recognized the corresponding credit, in the amount of R$57,736. The principal amount of the credit, of R$37,902, was recorded under the heading “Other Operating Income”, and interests of R$19,834, recorded under the heading “Other Financial Income”. On September 30, 2004, these credits amounted to R$59,182.

Additionally, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have a total recorded amount of R$2,989 to recover regarding the contribution destined to FUST, of which R$2,743 and R$246 are recorded under the headings of “Other Operating Income” and “Financial Income”, respectively.

17. Investments

	Company

	September 30, 2004	June 30, 2004

Investments - at equity
Empresa Brasileira de Telecomunicações S.A.	4,861,977	4,872,112
Ponape Telecomunicações Ltda.	10	10

	4,861,987	4,872,122
Negative goodwill on acquisition of investments
Vésper Holding S.A. and Vésper Holding São
Paulo S.A. (*)	(18,655)	(18,655)

Total	4,843,332	4,853,467

(*)

Since the negative goodwill on the acquisition of Vésper Holding S.A. and Vésper Holding São Paulo S.A. is not economically based, it will be amortized only in case of write-off or sale of the investment.

The consolidated investments as of September 30 and June 30, 2004, in the amount of R$40,202 and R$43,601, respectively, refer primarily to interests in international satellite companies.

Pursuant to Article 12 of CVM Instruction No. 247/96, the Company recorded a provision in current liabilities, related to the capital deficiency of its subsidiaries Vésper Holding S.A. and Vésper Holding São Paulo S.A., totaling R$56,894 as of September 30, 2004 (R$50,699 as of June 30, 2004).

18. Property, Plant and Equipment

		Consolidated

		September 30, 2004			June 30, 2004

	Annual depreciation/ Amortization rates (%)	Cost	Accumulated depreciation/ amortization (5)	Net book value	Net book value

Switching equipment	10.00	2,728,335	(1,210,139)	1,518,196	1,526,675
Transmission equipment	5.00 to 20.00	9,212,356	(5,366,510)	3,845,846	4,102,436
Buildings and ducts	4.00	1,397,921	(731,211)	666,710	641,424
Land	-	197,617	-	197,617	189,107
Other assets-
Sundry equipment (1)	10.00 and 20.00	760,685	(537,375)	223,310	216,700
Intangible (2)	4.00 to 20.00	1,384,989	(800,795)	584,194	530,277
Telecommunications infrastructure	4.00, 5.00 and 10.00	830,494	(526,475)	304,019	336,946
Operating license (3)	20.00	141,435	(34,618)	106,817	4,217
Impairment of assets (4)	-	(1,518,579)	228,551	(1,290,028)	(1,162,407)
Construction in progress	-	602,930	-	602,930	544,810

Total		15,738,183	(8,978,572)	6,759,611	6,930,185

(1)	Vehicles, IT infrastructure, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)

Refers to the cost of the operating license (authorization) acquired by subsidiaries Vésper São Paulo S.A. and Vésper S.A. for developmentof switched fixed telephony services, destined to public users in general. This is a private service provided in the intra-regional, domestic long-distance modality, in regions I and III of the General Grant Plan (“Plano Geral de Outorgas”), while joint and simultaneous development of the local modality is mandatory. The term of authorization is of 20 years, as from the grant date of the authorization for use of radio-frequency (starting February 4, 1999), renewable for another period only, with additional applicable costs.

(4)

On November 30, 2003, the management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., based on analysis of the future cash flow, concluded that the amounts of its permanent assets would not be fully recovered, and set up an impairment provision over such assets (property, plant & equipment, operating license and deferred assets).

(5)	As of September 30, 2004, fully depreciated assets amount to R$3,021,775 (R$2,685,735 at June 30, 2004).

a. Assets related to the concession contract

The concession to provide international and domestic long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b. Assets pledged as a guarantee

As of September 30, 2004, the Company had real estate and other fixed assets, in the amount of R$425,119 (R$427,064 on June 30, 2004), listed and designated as guarantees in judicial claims.

c. Construction of the C-1 Satellite

In May 2003, the subsidiary Star One signed an amendment to the current agreement for the acquisition of the Star One C-1 Satellite, and signed an agreement for the acquisition of the equipment for the control station, in the total amount of US$203,000.

The agreements began on September 30, 2003, and the term for delivery of the satellite in orbit and of the earth control station is 30 (thirty) months. The satellite will have 28 C band and 14 Ku band transponders, and the launching is scheduled to occur at the beginning of 2006.

On June 1, 2004, a new amendment to the financing contract was signed, due to changes made in the project, which resulted in a reduction of price, and in the payment schedule. The new total amount of the operation is US$185,232 (US$18,547 referring to 100% of the credit insurance premium).

19. Deferred Assets

	Consolidated

	September 30, 2004	June 30, 2004

Pre-operating expenses	168,531	168,467
Goodwill (*)	102,426	102,426
Impairment provision	(18,681)	(26,716)
Accumulated amortization	(155,646)	(144,709)

Net book value	96,630	99,468

(*)

It refers to goodwill paid by the former controller of CT Torres on the company’s acquisition, which was later capitalized in CT Torres. This goodwill is based on income projections and is being amortized in 10 years.

The impairment provision refers to the pre-operating expenses of subsidiaries Vésper São Paulo S.A. and Vésper S.A., acquired on December 2, 2003.

20. Accounts Payable and Accrued Expenses

	Consolidated

	September 30, 2004	June 30, 2004

Suppliers	1,386,598	1,358,339
Foreign administrators	175,931	186,297
Consignment for third-parties/other	127,105	144,931

Total	1,689,634	1,689,567

21. Taxes and Contributions

	Company		Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

Indirect taxes
ICMS (value-added tax)	-	-	179,879	180,740
PIS/Cofins (social/finance contributions)	-	4	34,243	39,482
PIS/Pasep - in suspension	-	-	141,364	138,305
PIS/Cofins - judicial deposit in court	12,516	12,516	15,030	15,030
ISS (municipal service tax)	-	-	10,810	10,884
Other	12	7	6,062	7,615

Income tax/social contribution
Law No, 8,200/91 – supplementary
monetary restatement	-	-	37,058	37,452
IRPJ and CSSL – revenue of exportation	-	-	59,940	38,857
CSSL – revenue of exportation	-	-	21,579	13,988

Other - Income Taxes (*)	-	-	35,270	14,615

Total	12,528	12,527	541,235	496,968

Current	12	11	489,363	445,034

Noncurrent	12,516	12,516	51,872	51,934

(*)	Refers, mainly, to the provision for income tax and social contribution (estimate) and withholding income tax – IRRF.

22. Loans and Financing

	Consolidated

	September 30, 2004			June 30, 2004

	Short term	Long term	Total	Short term	Long term	Total

Local currency
Bank loans	774,969	238,322	1,013,291	469,961	550,920	1,020,881
Finame	6,815	15,501	22,316	6,824	17,110	23,934
Financing of ICMS	202	27,936	28,138	194	25,558	25,752
Leasing	1,392	2,080	3,472	1,599	2,455	4,054

Total	783,378	283,839	1,067,217	478,578	596,043	1,074,621

Foreign currency
Bank loans	586,565	1,061,023	1,647,588	759,989	1,403,198	2,163,187
Notes	29,672	786,115	815,787	4,608	854,563	859,171
Suppliers	14,933	7,605	22,537	14,864	10,301	25,165
Leasing	15,435	9,802	25,237	20,095	10,868	30,963
Swap / Hedge	37,586	29,181	66,766	(12,629)	(18,974)	(31,603)

Total	684,191	1,893,726	2,577,917	786,927	2,259,956	3,046,883

Total of debt	1,467,569	2,177,565	3,645,134	1,265,505	2,855,999	4,121,504

As described in Note 28, the Company hedges its foreign currency debt through swap operations aiming at mitigating risks of relevant exchange rates variations between the Real and other foreign currencies. The debt position as of September 30, 2004 is as follows:

	Amount	%	Average cost of debt

Hedged debt or in local currency	1,269,936	86.53	111.69% CDI
Unhedged debt	197,633	13.47	US$ + 4.83%

Short term	1,467,569	100.00

Hedged debt or in local currency	727,339	33.40	89.41% CDI
Unhedged debt	1,450,226	66.60	US$ + 8.69%

Long term	2,177,565	100.00

Hedged debt or in local currency	1,997,275	54.79	103.58% CDI
Unhedged debt	1,647,859	45.21	US$ + 8.23%

Total debt	3,645,134	100.00

a. Repayment Schedule

The long-term debt amortization schedule comprises the following yearly amounts:

	Consolidated

	September 30, 2004	June 30, 2004

2005	285,997	798,860
2006	564,549	636,067
2007	253,873	268,292
2008	924,417	989,743
2009 through 2013	148,729	163,037

Total	2,177,565	2,855,999

b. Percentage breakdown of total debt by foreign currency/original index:

	Consolidated (%)

	September 30, 2004	June 30, 2004

US Dollar	64.2	67.6
Japanese Yen	0.6	0.6
Euro	5.8	5.7
CDI	27.9	24.8
TJLP	0.6	0.6
Real	0.9	0.7

Total	100.0	100.0

c. Roll-over of debt

In June 2004, the subsidiary Embratel finished the roll-over of debt initiated in March 2003, when all debt contracts involved in the program became part of a new amortization scheduled. Interest rates agreed were Libor plus 4% per annum or CDI plus 4% per annum.

d. Notes issued abroad

In June 2004, the subsidiary Embratel commenced an offer exchange of notes issued in December 2003, so as to comply with SEC criteria. The notes previously issued were private and the new ones are public. The new notes maintain the conditions applicable for the notes previously issued, with maturity in 2008 and an interest rate of 11% per annum.

e. Financing of the construction of the satellite C-1

In August 2003, the subsidiary Star One S.A. signed a new agreement for the construction of satellite C-1 with BNP Paribas (lead bank) and Sociéte Génerale, replacing the agreement previously signed in April, 2002. The total amount of the contract was US$194,172, with a 38-month grace period and amortization in 14 semi-annual installments, over 10 years. During the grace period, the interest rate will be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 3.93% per annum.

In June 2004, through an amendment, the loan amount changed to US$185,232, due to a reduction of price and changes in the payment schedule. As of September 30, 2004, the amount drawn totaled R$38,323.

f. Financing of ICMS

In September 2002, the subsidiary Vésper S.A. started financing 60% of its ICMS payable on operating revenues, through a convention with the Government of Rio de Janeiro and with Banco do Brasil, as financial agent. The credit line is R$940,000, during the 60-month period, with a 84-month grace period, amortization in 60 months, interest rates of 4.5% to 6% p.a. and a service charge of 1% on each credit installments received. The subsidiary Vésper S.A. utilized R$27,936 (R$25,558 on June 30, 2004) of the total credit line and the outstanding balance is R$28,138 at September 30, 2004 (R$25,752 at June 30, 2004).

g. Suppliers

Suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

h. Guarantees

Until the date of roll-over of debt, the guarantees given in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, are legal instruments that can be executed judicially in the case of delays in payments. New guarantees established with the financial institutions that participate in the roll-over of debt program, which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with “pari-passu” right of participation in guarantees, included part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of subsidiary.

i. Covenants

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements. To date, the subsidiary Embratel has complied with all covenants.

23. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions, which were or may be raised by the competent authorities, including among others, labor, social security, tax, regulatory and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to the Company itself or the telecommunications market, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors' opinion, the subsidiaries’ Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company, and for those claims which the unfavorable outcome is considered as probable, a provision was made in the financial statements.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

Type	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

Labor	49,463	38,533	102,939	51,241
Tax	10,859	7,179	1,277,392	1,258,303
Civil	122,448	40,560	587,698	590,023

Total	182,770	86,272	1,968,029	1,899,567

23.1. Labor Contingencies

Those contingencies involve several labor-related claims, concerning primarily compensation issues such as salary differences and equivalencies, overtime, and others.

23.2. Tax Contingencies

	Consolidated

	Probable		Possible

Claims	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

ICMS (a)	3,739	87	875,806	856,717
Income Tax on Inbound
International Income (b)	-	-	351,635	351,635
INSS (Brazilian Social
Security Institute) (c)	-	-	47,000	47,000
CIDE (d)	-	-	2,951	2,951
Other tax contingencies (e)	7,120	7,092	-	-

Total	10,859	7,179	1,277,392	1,258,303

a) ICMS

The subsidiary Embratel received a number of assessments for non-payment of ICMS related to international services and others services considered by the subsidiary Embratel as partially or entirely exempt or non-taxable, as well as the offset of supposedly non-deductible credits. Some of the assessments, in the amount of R$3,652, were considered as probable losses and accrued in financial statements. Those assessments considered by the legal counsel with probability of loss as possible are approximately R$616,000 (R$599,458 as of June 30, 2004). As a result of this evaluation, no provision was recorded in the financial statements.

In July 2002, the subsidiary Star One S.A. received tax assessments in the state of Rio de Janeiro, in the amount of R$236,000, which refers to the ICMS tax on the rental of transponder and Internet access provision. In March 2004, Star One S.A. was assessed R$19,806 in the Federal District State for the non-payment of the ICMS over satellite capacity and other accessory obligations in that unity of the Federation.

Due to the interpretation of the subsidiary Star One S.A.’s management and legal counsel regarding the assessments referred to above, which consider that the probability of loss is possible, no provision for contingency was recorded in the financial statements with respect to this dispute.

The subsidiary Vésper S.A. has ICMS-related assessments in the amount of R$4,087 (R$1,540 as of June 30, 2004), of which R$87 have been accrued in its financial statements, and R$4,000 (R$1,453 as of June 30, 2004) which the probability of loss has been evaluated as possible, was not accrued in the financial statements.

b) Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the SRF assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. The subsidiary Embratel appealed to the Taxpayers' Council and the decision is still pending.

In June 1999, the subsidiary Embratel was further assessed for non-payment of income tax on net foreign source income for the year 1998 amounting to R$64,396.

Due to an unfavorable decision at the administrative level, the subsidiary Embratel requested a writ of mandamus. However, the Court’s understanding differs fromthe subsidiary Embratel’s understanding. This is not a definitive decision and may be modified by the same Court. Based on the opinion of the subsidiary Embratel's Management and legal counsel, which consider the probability of loss as possible, the amounts arising from the mentioned assessments have not been accrued in the financial statements.

c) INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was of R$58,000. Having exhausted appeals at the administrative levels and maintained the assessment, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by the subsidiary Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by the subsidiary Embratel’s legal advisors, which have identified a series of mistakes in the calculations of the claims, made by INSS and considered the probability of loss as possible, no loss provision was recorded relating to this assessment.

d) Contribution for Economical Domain Intervention - CIDE

The subsidiary Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on transferring funds abroad, in the total amount of R$2,951.

This subsidiary's Management and its legal counsel understand that the probability of loss is possible, therefore no provision was accrued in the financial statements for the amounts involved in these claims.

e) Other Tax Contingencies

The Company had provisioned in its financial statements the amount of R$5,541 on September 30, 2004 and June 30, 2004, which refers, mainly, to a dispute initiated by subsidiary Vésper S.A. which aims to establish the non-applicability of the CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, subsidiaries Vésper S.A. and Vésper São Paulo S.A filed applications for declaration that the additional FGTS payments instituted by Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries Vésper S.A. and Vésper São Paulo S.A., which classify the probability of loss as probable, the amounts involved, totaling R$1,579 on September 30, 2004 (R$1,551 on June 30, 2004), were accrued in the financial statements.

f) PIS/Cofins Contributions

In August 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Agency (SRF), totaling R$501,000, for prior years' PIS/Cofins contributions.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70.

The second claim, in the amount of R$342,000, is related to Cofins exemption for revenues on the exportation of telecommunication services through the end of 1999. There were substantial mistakes in the calculations of the tax auditor, and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount of this claim, the subsidiary Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level and the remaining updated amount of this claim is R$236,600. Subsidiary Embratel appealed to a higher administrative level which is still pending decision.

Based on facts and arguments provided, and also on the opinion of its legal counsel, the subsidiary Embratel's management evaluated the probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

g) Withholding Income Tax on Remittances to Foreign Telecommunications Companies

The subsidiary Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697 for not withholding income tax on payments to foreign telecommunication companies, related to calls initiated in Brazil and completed by those companies abroad, from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additions, totaling R$39,462, were paid, and conservatively, recognized as expense in the first quarter of 2003.

The subsidiary Embratel requested a writ of mandamus seeking to obtain a pronouncement, since the Melbourne Treaty is in force since 1990. An unfavorable decision was issued in the first judicial level, challenged by the subsidiary Embratel, which still awaits the final decision on the appeal. The subsidiary Embratel’s Management and its legal counsel evaluate the probability of loss in this appeal as remote.

23.3 Civil Contingencies

	Consolidated

	Probable		Possible

Claims	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

Disputes with local operators (a)	-	-	520,200	520,200
Contingencies Related to Anatel
and Public Institutions (b)	3,776	1,743	60,599	50,000
Disputes with third parties (c)	68,654	28,419	6,899	19,823
Other judicial claims (d)	50,018	10,398	-	-

Total	122,448	40,560	587,698	590,023

a) Disputes with local operators

The subsidiary Embratel is a defendant in two judicial claims, which request the payment of amounts arising from interconnection agreements with two local operators, totaling the historical amount of approximately R$520,200. In October 2002 approximately R$47,000 of the mentioned value was deposited in court. The total amount of R$520,200 is related to the disputed amounts charged by one of the local telecommunication companies between the months of May 2000 to August 2002 and, by the other telecommunications company, between the months of August 2001 to July 2002.

Regarding the lawsuit filed in Rio de Janeiro to charge the disputed amounts, for the period between August 2001 and July 2002, a decision was issued in February 2004 judging in favor of the local operator. The effects of this decision will remain suspended until the judgment of the appeals presented by the subsidiary Embratel.

Regarding the lawsuit filed in Brasília to charge the disputed amounts, for the period between May 2000 and August 2002, a decision to extinguish the lawsuit was handed in August 2003. The local operator and the subsidiary Embratel appealed this decision and Embratel also requested to recover the amount deposited in court of approximately R$47,000, which is still under judgment by the superior court.

In addition to the above mentioned lawsuits to charge disputed amounts, each of the local operators filed separate lawsuits in order to prevent the subsidiary Embratel from challenging, until the receivables due date, the amount considered incorrect. The lawsuit filed in Brasília was extinguished without consideration of merit and the appeal presented by the local operator still remains without judgment.

In another lawsuit filed in Rio de Janeiro, a decision was proffered in February 2004 judging the local operator request as totally unfounded. This decision was object of appeal from both parties. The subsidiary Embratel presented a petition requesting to recover the deposit made by the subsidiary Embratel during the lawsuit period, in the total amount of R$165,102 related to the charges from August 2002 to December 2003.

Considering the terms of the agreements and legal arguments that support the subsidiary Embratel’s position, as well as the counter-claims that the subsidiary Embratel has against these companies, the subsidiary Embratel and its legal counsel evaluate the probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

b) Contingencies Related to Anatel and Public Institutions

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding on the period when the carriers implemented the change in dialing codes. The subsidiary Embratel filed suit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Due to the opinion of management of the subsidiary Embratel and its legal advisers on the question, who evaluate as possible the probability of loss in the case above, the amounts corresponding to the aforementioned penalties were not provided for in the financial statements.

Due to non-compliance with quality targets, defined by Anatel in the General Plan of Quality Targets (“PGMQ”) for fixed telephone services, Anatel filed several Administrative Procedures for Disregarding Obligation (“PADO”) against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A. Due to the opinion of management of the subsidiaries and of their legal advisers on the question, the probability of loss on the PADOs of Vésper S.A. and Vésper São Paulo S.A. are evaluated as probable, and consequently, the amounts corresponding to such penalties were accrued in their financial statements, in the amounts of R$1,533 and R$2,243, respectively (R$949 and R$794 as of June 30, 2004). Regarding the subsidiary Embratel, relating to the fines in the amount of R$10,599 (January to June 2000 and October 2000), the probability of loss is considered as possible, thus no provision was recorded in the financial statements.

b.1) Portable Vésper

Due to the issue of Resolution No. 271, of August 6, 2001, which approved the use of the Portable User Terminal to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A and Vésper S.A. began to market Portable Vésper as an alternative to their tabletop ‘ATSs’ (Access Terminal Stations).

On July, 19, 2002, the Mobile Phone Companies filed suit to suspend immediately the sale of the product by the subsidiaries Vésper São Paulo S.A and Vésper S.A, and to seek damages for losses caused by unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competency was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim.

Due to the understanding of the Management of the subsidiary Vésper S.A. and of its legal advisers on this matter, that loss in this case is considered possible, the amounts corresponding to the claims have not been accrued in the financial statements.

c) Disputes with third parties

Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, where the subsidiary Embratel and another company were discussing credits and rights deriving from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in payment of indemnity, the subsidiary Embratel accrued a provision in an updated amount of R$18,866 (R$15,186 on June 30, 2004) in its financial statements.

Likewise, subsidiary Vésper São Paulo S.A was notified of the decision during the course of the arbitration administered by the International Chamber of Commerce (ICC), Paris, where it and another company discussed credits and rights resulting from the contractual relationship existing between the parties. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in payment of an indemnity, the subsidiary Vésper São Paulo S.A. accrued a provision in its financial statements in an updated amount of R$5,123 (R$5,509 on June 30, 2004).

The subsidiaries Vésper São Paulo S.A and Vésper S.A. set up a provision for judicial disputes with the parties in the total amounts of R$7,028 on September 30, 2004 (R$7,349 on June 30, 2004). These amounts represent the estimate of the Companies’ Managements, based on the opinion of their legal counsels, of the probable losses relating to the various lawsuits filed by clients, service providers and lessors of real estate.

The subsidiary Embratel filed lawsuits, aiming at the annulment of charges from third parties. In these lawsuits, with one exception where charges were suspended provisionally, the subsidiary Embratel makes judicial deposits of the amounts in dispute, totaling R$15,671. For one of the lawsuit, the Company and its legal counsel recommended a change in classification of the probability of loss from possible to probable. Due to this evaluation, a provision was set up in the financial statements, in the amount of R$21,116, of which an original amount of R$13,217 has already been deposited. As for another lawsuit, the Company and its legal counsel maintain the classification of the probability of loss as possible, and the amount of R$2,454 has already been deposited.

The subsidiary CT Torres Ltda. is the plaintiff of two writs of mandamus, entered into on June 29, 2001 in which the Municipality of São Paulo figures in the position of defendant. The purpose of both writs of mandamus is to ensure the right of the subsidiary to maintain its telephony towers installed in two different locations in the Municipality of São Paulo, due to conflicts about the interpretation of the municipal legislation, regarding Construction and Functioning Permits for both locations.

Due to the opinion of management of the subsidiary CT Torres Ltda. and its legal advisers on this matter, which evaluate the probability of loss as probable, a provision, in the amount of R$375, was recorded in the financial statements.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions, totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte, respectively. The purpose of those public civil actions is the regularization of telephony towers installed in the capitals of these States, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the processes to obtain Construction and Functioning Permits.

Due to the opinion of Management the subsidiary CT Torres Ltda. and its legal advisors on this matter, who evaluate as possible the probability of loss in such matters, the amounts related to the formulated requests by the plaintiffs were not provided for in the financial statements.

The subsidiary Embratel is a co-defendant in a Civil Popular Lawsuit, in which the plaintiff is the Federal Public Ministry. Such lawsuit aims at questioning procedures in the collection of calls of services rendered by this subsidiary. Due to the opinion of management of the subsidiary Embratel and its legal advisers on this matter, which evaluate the probability of loss as possible, the corresponding amounts claimed by the plaintiffs were not accrued in the financial statements.

Due to the increase in the number of unfavorable decisions, of agreements made, and considering its legal counsel’s opinion, the subsidiary Embratel set up a provision, in the amount of R$16,146, for judicial dispute with clients and other claims considered as probable losses.

d) Other judicial claims

The subsidiary Embratel is a defendant in two judicial claims whose object is its condemnation for payment of indemnities for alleged unsettled contractual charges.

In one of the lawsuits, the subsidiary Embratel was required along with a third company, to pay an indemnity, as a result of termination of the contract of service providers. Considering the decision on the appeal, the advanced status of the lawsuits and the arguments presented by legal counsel, the subsidiary Embratel evaluates the probability of loss in such claims as probable and accrued in the financial statements the restated amount of R$50,018 for both claims (R$10,398 as of June 30, 2004).

12. Actuarial Liabilities - TELOS

The subsidiaries Embratel and Star One S.A. sponsor two benefit plans in the forms of: (a) Defined Contribution (Embratel and Star One S.A.); (b) Defined Benefit (Embratel); and (c) Medical Health Care for retired employees who are participants of the defined benefit plan (Embratel). Actuarial studies of the benefit plans are prepared at the end of each year, in accordance with CVM Deliberation No. 371, of December 13, 2000, to identify whether the contributions are sufficient for constitution of reserves necessary for the payment of current and future pensions. The aforementioned plans are the only post-employment benefits granted to employees.

The rate of contribution to the old plan (the defined benefit plan) for the years of 2004 and 2003 is 19.8% of the participation salary of the active participants in this plan (8 participants on September 30, 2004). For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' applicable salary, in addition to the extraordinary contribution, provided in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2003	393,245

Charges and interests on actuarial liabilities	5,655
Actuarial adjustment– CVM Resolution No. 371	6,551
Debt surplus– January to April 2003 – Voluntary Dismissal Program	(15,683)
Monetary correction of debt surplus– January to April 2003 – Voluntary Dismissal Program	270
Payments made in the period (defined contribution plan)	(6,297)

Actuarial liabilities as of March 31, 2004	383,741

Charges and interests on actuarial liabilities	6,800
Actuarial adjustment– CVM Resolution No. 371	6,551
Payments made in the period (defined contribution plan)	(10,570)

Actuarial liabilities as of June 30, 2004	386,522

Charges and interests on actuarial liabilities	12,083
Actuarial adjustment – CVM Resolution No. 371	6,551
Payments made in the period (defined contribution plan)	(16,026)

Actuarial liabilities as of September 30, 2004	389,130

Current	69,407

Long term	319,723

14. Shareholders' Equity

Capital Stock

The authorized capital on September 30, 2004 and June 30, 2004 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of the third quarter of 2004. It is comprised of 334,399,028 thousand shares without par value, held (in batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of September 30, 2004 (332,791,157 thousand shares) and June 30, 2004 (331,974,095 thousand shares), amounts to R$14.24 and R$14.47, respectively, per batches of one thousand shares, expressed in reais.

Treasury Shares

As of September 30, 2004, the Company held 1,607,871 thousand of its own preferred shares in treasury (2,424,933 thousand preferred shares as of June 30, 2004), after the sale, during the third quarter of 2004, of 817,062 batches of one thousand shares.

The market value per batch of 1,000 preferred shares at the end of the third quarter of 2004, expressed in reais, was R$6.47.

Dividends

According to the Company's by-laws, dividends must be at least 25% of the adjusted net income in accordance with the corporate law.

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever higher, and have priority in relation to the common shares in the event of liquidation of the Company.

Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of preferred share purchase options (thousands of shares)-

Open options as of December 31, 2003	8,731,080

Options offered in the nine months of 2004	152,500
Options cancelled in the nine months of 2004	(97,972)
Options sold in the nine months of 2004	(1,441,932)

Open options as of September 30, 2004	7,343,676

Weighted average exercise price of the purchase options
on September 30, 2004 (per thousand shares, expressed in reais)	6.47

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing to the statements of income the loss in sales of treasury shares incurred during the period, net loss for the nine-month period ended September 30, 2004 would increase by R$12,568, totaling R$136,844.

Reconciliation of Net Income (Loss) of the Company to those of the Consolidated Financial Statements:

	September 30,

	2004	2003

Company	(124,276)	154,754
Donations directly recorded to the subsidiaries shareholders’ equity	(1,920)	(215)

Consolidated	(126,196)	154,539

15. Transactions with Related Parties

	Company		Consolidated

	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004

ASSETS
Current
Accounts receivable (telephony traffic)
Telmex	-	-	148	-
Foreign telecommunications operators
(telephony traffic)
Telmex	-	-	2,038	-
MCI (1)	-	-	-	34,122
Other	-	-	-	1,507

LIABILITIES
Current
Accounts payable (telephony traffic)
Telmex	-	-	3,816	-
Foreign telecommunications operators
(telephony traffic)
Telmex	-	-	1,126	-
MCI (1)	-	-	-	24,570
Proceda (1)	-	-	-	124
Other (1)	-	-	-	3,130
Accounts payable – Embratel	-	1,694	-	-
Accounts payable – MCI (1)	-	-	-	4,731

	Consolidated

	September 30,

INCOME STATEMENTS (2)	2004	2003

Net operating revenues
Domestic traffic
Telmex	2	-
International traffic
Telmex	1,406	-
MCI (1)	-	99,424
Other (1)	-	674
Cost of services
Domestic facilities
Telmex	(799,207)	-
International traffic
Telmex	(431)	-
MCI (1)	-	(57,104)
Other	-	(9,370)
General and administrative expenses
Management fee – MCI (1)	-	(10,339)
Proceda (1)	-	(283)
Other – MCI (1)	-	(655)

Financial expense
MCI Management fee exchange variation (1)	-	(1,260)

(1)	In July 2004 the sale of MCI’s ownership interest in the Company was concluded (Note 1).

(2)	In the period of nine months ended September 30, 2004 and 2003, the Holding Company did not have revenues or expenses with related parties.

16. Insurance (Not subject to review by the independent auditors)

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

17. Financial Instruments (CVM Instruction No. 235/95)

Assets and liabilities originating from financial instruments are recorded in the balance sheet and approximate market values.

The subsidiary Embratel used swap and forward derivative operations with banks to protect against the variation of foreign currency loan principal and interest against the Real, which affect the amounts in Reais necessary to pay the foreign-exchange-denominated obligations, as follows:

	Contract

	Date	Maturity	Notional Amount (US$)	Book Value (R$)	Market Value (R$)

Swap	Several	10/18/04 to 12/12/08	293,107	(66,766)	(59,330)
Forward	9/21/2004	12/20/2004	50,000	(1,360)	(1,360)

		Total	343,107	(68,126)	(60,690)

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Financial Income (Expense).

The financial instruments, recorded on balance sheet accounts at amounts different from market values, as of September 30, 2004, are summarized below:

	Consolidated

	September 30, 2004		June 30, 2004

	Book value	Market value	Book value	Market value

Loans and financing	3,645,134	3,915,848	4,121,504	4,362,271

The market value presented above were calculated through the present value of the projected cash flows related to each instrument and maturity dates, using current interest and exchange rates for similar instruments in financial markets.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE NINE MONTHS OF 2004 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenues

				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Net Revenues	1,794.9	1,806.8	1,774.9	-1.1%	-1.8%	5,169.3	5,474.4	5.9%
Voice Services	1,270.8	1,165.7	1,124.3	-11.5%	-3.6%	3,602.1	3,577.4	-0.7%
Data Services	437.3	431.9	425.0	-2.8%	-1.6%	1,330.6	1,272.0	-4.4%
Local Services	27.4	154.9	163.6	498.7%	5.7%	51.8	454.9	778.3%
Other Services	59.4	54.3	62.0	4.4%	14.3%	184.7	170.1	-7.9%

Voice Business

				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Net voice revenues	1,270.8	1,165.7	1,124.3	-11.5%	-3.6%	3,602.1	3,577.4	-0.7%
Domestic long distance	1,066.9	978.0	948.8	-11.1%	-3.0%	2,957.5	3,011.2	1.8%
International long distance	203.9	187.7	175.5	-13.9%	-6.5%	644.7	566.2	-12.2%

Domestic Long Distance

Domestic long distance revenues were R$949 million in the third quarter of 2004. Year-to-date domestic long distance revenues were R$3.0 billion.

Compared to the second quarter of 2004, domestic long distance revenues declined 3.0 percent. Competition and the reduction in the number of local areas contributed to this decrease and offset the growth in revenues resulting from tariff increases. A smaller number of local areas reduced the size of the long distance market, and although it represents some loss of revenue for Embratel, the gross margin impact of this elimination is positive.

Third quarter 2004 domestic long distance revenues declined 11.1 percent when compared to the third quarter of 2003, which reflected a lower level of basic voice traffic mainly due to competition.

Year-to-date domestic long distance revenues were R$3.0 billion, representing an increase of 1.8 percent when compared to the first nine months of 2003. This growth is attributable to the introduction of the per call carrier selection code for the long distance SMP market in the second half of 2003.

International Long Distance

International long distance revenues were R$176 million in the third quarter of 2004. In the nine months ended September 30, 2004, international long distance revenues were R$566 million.

International long distance revenues declined 6.5 percent quarter-over-quarter and 13.9 percent year-over-year. Tariff reductions of 8.2 percent (July), and competition from legal and illegal providers, which are estimated to represent 30-39 percent of the international long distance market, were the main causes for the decline in the third quarter of 2004 compared to the previous 2004 quarter.

International revenues in 2004 amounted to R$566 million compared to R$645 million in the first nine months of 2003. This decline is the result of price reductions and competition.

Data Business

				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Net data communications	437.3	431.9	425.0	-2.8%	-1.6%	1,330.6	1,272.0	-4.4%

Embratel's data communications revenues were R$425 million in the third quarter of 2004 and R$1,272 million in the first nine months of 2004.

Compared to the second quarter of 2004, data revenues declined 1.6 percent due to the fact that Internet contracts with certain providers are under negotiation and have not been renewed. Wholesale data revenues have increased in the third quarter of 2004 due to increasing demand from cellular providers. Compared to the third quarter of 2003, data revenues decreased 2.8 percent.

Embratel’s physical network continues to increase. The number of line-equivalent (64kbits equivalent circuits) rose 36 percent compared to the third quarter of 2003.

In the first nine months of 2004, data revenues reached R$1,272 million compared to R$1,331 million in the prior year period. The decline is mainly attributable to price reductions and the general downturn in the Internet provider market.

During the third quarter of 2004, Embratel’s free internet service, Click21, broadened its geographic reach by extending local coverage to 137 new cities. Click21 also increased the number of clients approximately 25 percent in the quarter. With the increased acceptance of Click21 - thanks to its award-winning higher access quality - Embratel is rapidly building a franchise which can be leveraged to offer other products in its portfolio.

Local Business

				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Local Services	27.3	154.9	163.6	498.7%	5.7%	51.8	455.0	778.3%

Embratel ended the third quarter of 2004 with local revenues of R$164 million, reflecting a 5.7 percent increase relative to the prior 2004 quarter. This quarter-over-quarter revenue growth reflected the sale of local services to business clients and consumers. Year-over-year, local revenues increased almost six-fold due to the growth in Embratel’s local service and the acquisition of Vésper.

Year-to-date, local service revenues were R$455 million compared to R$52 million in the prior year period.

Earnigs Before Financial Income, Depreciation and Amortization (EBITDA)

				% Var	% Var
R$ million	3Q03	2Q04	3Q04	YoY	QoQ	9M03	9M04	% Var

Net Revenues	1,794.9	1,806.8	1,774.9	-1.1%	-1.8%	5,169.3	5,474.4	5.9%

Cost of Services	(1,200.1)	(1,274.4)	(1,242.2)	3.5%	-2.5%	(3,468.0)	(3,772.0)	8.8%

Operating Income (Expenses)	(361.9)	(474.6)	(576.1)	59.2%	21.4%	(1,265.6)	(1,532.6)	21.1%

Operating Income
Before Interest	232.7	57.8	43.4	-118.7%	-175.1%	435.7	169.8	-61.0%

Depreciation/ Amortization	286.1	289.5	284.2	-0.6%	-1.8%	865.0	866.7	0.2%

Earnings before Interest,
Depreciation and
Amortization (Ebitda)	518.8	347.3	240.8	-53.6%	-30.7%	1,300.7	1,036.5	-20.3%

Ebitda Margin	28.9%	19.2%	13.6%	-15.3 pp	-5.7 pp	25.2%	18.9%	-6.2 pp

In the third quarter of 2004, EBITDA was R$241 million compared to R$519 million in the third quarter of 2003 and R$347 million in the second quarter of 2004. EBITDA margin was 13.6 percent in the third quarter of 2004. EBITDA margin in the third quarter of 2004 was negatively affected by provisions of R$107 million.

Interconnection costs as a percentage of net revenues declined to 46.3 percent in the third quarter of 2004 compared to 46.9 percent in the previous 2004 quarter. Interconnection costs were affected by a mix of factors that had a favorable net result. The local access tariff (TU-RL) fell in July due to the annual tariff readjustment, contributing to a reduction in costs. However, in September, both the local access and long distance interconnection tariffs increased by 5.32 percent due to the partial adjustment to the IGP-DI basis. The reduction in the number of local areas which began in June and ended in September contributed to lower interconnection costs.

Personnel expenses (including employee profit sharing) in the third quarter of 2004 declined to 11.1 percent of net revenues compared to 15.6 percent in the second quarter of 2004.

Third party services represented 12.3 percent of revenues compared to 14.5 percent in the second quarter of 2004 and 12.4 percent in the third quarter of 2003. The company is in the process of reviewing and renegotiating a number of third party contracts. Allowance for doubtful accounts remained flat at 3.7 percent of gross revenues (4.9 percent of net revenues).

A total of R$107 million was set aside for provisions in the third quarter of 2004. Approximately 1/3 of this amount was classified under “Taxes”and related to some taxes the company conservatively believes may become due. The remaining 2/3rds of this amount was classified under “Other operating income (“expense”)” and represented provisions related to labor and civil contingencies.

EBIT

EBIT loss was R$43 million in the third quarter of 2004 compared to R$233 million profit in the corresponding 2003 quarter and R$58 million profit in the second quarter of 2004. The decline in EBIT results from lower revenues, increased interconnection costs and the above mentioned provisions. Year-to-date EBIT was R$170 million profit compared with R$436 million in the first nine months of 2003.

Net Income

R$ million	3Q03	2Q04	3Q04	% Var YoY	% Var QoQ	9M03	9M04	% Var

Net income/(loss)	15.5	(64.2)	(66.6)	nm	3.8%	154.5	(126.2)	nm
End of period shares outstanding (1000)	332,669,911	331,974,095	332,791,157	0.0%	0.2%	332,669,911	332,791,157	0.0%
Earnings/(losses) per 1000 shares (R$)	0.05	(0.19)	(0.20)	nm	3.5%	0.46	(0.38)	nm

Embratel recorded a net loss of R$67 million in the third quarter of 2004 compared to a profit of R$15 million in the third quarter of 2003 and a loss of R$64 million in the previous 2004 quarter.

In the first nine months of 2004 Embratel recorded a loss of R$126 million compared to profits of R$155 million in the same period of the previous year.

Debt

Embratel ended the quarter with a total outstanding debt of R$3.6 billion. Debt repayment, net of new debt (all related to the refinancing agreement) was approximately R$455 million. Net debt declined to R$2.8 billion. Short-term debt was R$1.5 billion. Approximately 86.5 percent of short-term debt is either hedged or in Reais.

Embratel is in the process of restructuring high cost debt associated with the refinancing program of March 2003 for new, lower-cost debt. The Company has been authorized by its Board of Directors to refinance up to US$600 million. Financing options being considered are local commercial paper, syndicated loans, and bilateral facilities.

	Jun 30, 2004				Sep 30, 2004

Embratel Participações SA	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	1,014.7	80.2%	101,51% CDI	up to 1,0 year	1,269.9	86.5%	111,69% CDI	up to 1,0 year
Unhedged short term debt	250.8	19.8%	US$ + 4,57%	up to 1,0 year	197.6	13.5%	US$ + 4,83%	up to 1,0 year
Total short term debt	1,265.5	30.7%			1,467.6	40.3%

Hedged and reais long term debt	1,102.9	38.6%	97,34% CDI	up to 4,5 years	727.3	33.4%	89,41% CDI	up to 4,3 years
Unhedged long term debt	1,753.1	61.4%	US$ + 8,39%	up to 8,9 years	1,450.2	66.6%	US$ + 8,69%	up to 8,7 years
Total long term debt	2,856.0	69.3%			2,177.6	59.7%

Hedged and reais total debt	2,117.6	51.4%	99,30% CDI	up to 4,5 years	1,997.3	54.8%	103,58% CDI	up to 4,3 years
Unhedged total debt	2,003.9	48.6%	US$ + 7,91%	up to 8,9 years	1,647.9	45.2%	US$ + 8,23%	up to 8,7 years
Total debt	4,121.5	100.0%	US$ + 4,77%	up to 8,9 years	3,645.1	100.0%	US$ + 5,21%	up to 8,7 years

Capex

Total capital expenditures in the quarter were R$120 million. In the first nine months of 2004, capital expenditures were R$414 million. The breakout of this expenditure is as follows: local infrastructure, access and services– 22.5 percent (including PPIs and Vésper); data and Internet services – 26.7 percent; network infrastructure – 4.0 percent, others – 21.7 percent and Star One – 25.1 percent.

Embratel Participações SA
Consolidated Statement of Cash Flow - Corporate Law
R$ thousands	2Q04	3Q04	9M03	9M04

Cash provided by operating activities
Net income/(loss) - cash flow	(64,195)	(66,609)	154,539	(126,196)
Depreciation/Amortization	289,479	284,247	864,993	866,731
Exchange and Monetary (Gains)/Losses	184,180	(225,873)	(652,389)	(13,925)
Swap Hedge Effects	(38,254)	110,008	361,977	91,937
Minority Interest - cash flow	7,102	9,651	25,237	24,734
Loss/(Gain) on permanent asset disposal	15,240	16,504	46,130	42,280
Goodwill write-off	-	-	101,489	-
Other operating activities	(6,612)	(6,612)	(19,836)	(21,331)
Changes in current and noncurrent assets and liabilities	(163,919)	194,592	(367,147)	(83,106)
Net cash provided by operating activities	223,021	315,908	514,993	781,124

Cash flow form investing activities
Additions to investments/Goodwill	-	-	32	(807)
Additions to property, plant and equipment	(190,747)	(119,732)	(282,797)	(444,267)
Deferred fixed assets - cash flow	-	(64)	119,038	(100,429)
Net cash used in investing activities	(190,747)	(119,796)	(163,727)	(545,503)

Cash flow from financing activities
Loans obtained and repaid	(121,405)	(351,760)	(651,290)	(968,909)
Swap Hedge Settlement	(9,617)	(11,639)	146,142	(68,981)
Dividends Paid	(54)	32	(14,340)	(101,876)
Other financing activities	(8,463)	2,175	(33,637)	(11,611)
Net cash used in financing activities	(139,539)	(361,192)	(553,125)	(1,151,377)

Increase in cash and cash equivalents	(107,265)	(165,080)	(201,859)	(915,756)
Cash and cash equivalents at beginning of period	1,076,085	968,820	886,991	1,719,496

Cash and cash equivalents at end of period	968,820	803,740	685,132	803,740

A free translation from Portuguese into English of the Report of Independent Auditors on Limited Review of Quarterly Financial Information in accordance with accounting practices adopted in Brazil

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF INCOME OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL
For the nine-month periods ended September 30, 2004 and 2003
(In thousands of Brazilian reais, except for income (loss) for thousand shares)

	Unaudited,

	September 30,

	2004	2003

GROSS OPERATING REVENUE
Telecommunications services	6,896,452	6,712,929
Gross revenue deductions	(1,650,924)	(1,543,649)

Net operating revenue	5,245,528	5,169,280
Cost of services	(3,495,125)	(3,468,043)

Gross profit	1,750,403	1,701,237

OPERATING REVENUES (EXPENSES)	(1,455,305)	(1,262,421)

Selling expenses	(630,335)	(585,264)
General and administrative expenses	(906,847)	(737,240)
Other operating revenues, net	81,877	60,083

OPERATING INCOME BEFORE
FINANCIAL INCOME (EXPENSE)	295,098	438,816
Financial income (expense), net	(320,637)	1,892

OPERATING INCOME (LOSS)	(25,539)	440,708
Extraordinary nonoperating income – ILL	106,802	-
Other non-operating expense, net	(15,335)	(166,053)

INCOME BEFORE TAXES AND MINORITY INTEREST	65,928	274,655
Income tax and social contribution on profits	(44,692)	(95,053)
Minority interest	(24,778)	(23,319)

NET INCOME (LOSS) FOR THE PERIOD	(3,542)	156,283

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)	4,723,844	4,723,844

NET INCOME (LOSS) PER THOUSAND SHARES IN R$	(0.75)	33.08

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.